UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno * EBITDA and Net Income normalized according to the items indicated in their respective sections . EBITDA -AL excluding the impact of site decommissioning fines . Operating Cash Flow (“OpCF ”) represents EBITDA -AL minus Capex . **According to the Opensignal report dated January 28, 2026 (Here ). RESULTS HIGHLIGHTS +27.9% Solid and consistent results drove the achievement of all 2025 targets +9.7% ENDING THE YEAR ON THE RIGHT TRACK Robust EBITDA performance supported margin expansion to the highest record level Another double -digit increase in Net Income brought it to the highest level ever recorded by the Company Normalized * EBITDA and EBITDA Margin (R$ Mln; % YoY ) Normalized * Net Income (R$ Mln; % YoY ) Mobile : Advancing the ‘3 B’s’ strategy, focused on Best Network : enhancing quality and experience ; Best Service: AI to drive caring revolution ; Best Offer : value -driven innovation to support portfolio evolution ; B2B : Accelerate revenues from data monetization initiatives and the adoption of Network as a Service while expanding our portfolio of IoT solutions and Tech offerings ; Broadband : Focus on drive operational improvement to sustain organic growth while maintain optionality to accelerate Broadband as the market evolves ; Efficiency : Consistent discipline combined with strategic capital allocation and expenditure focused on exploring new fronts ; AI: Elevate AI adoption to a transformative level by becoming an AI -First organization . BEST NETWORK: SIX NATIONAL AWARDS IN OPENSIGNAL’S LATEST REPORT 1st Place in Consistent Quality (fourth consecutive time): measures network stability in daily usage 1st Place in Reliability Experience: evaluates the ability to maintain stable connections 1st Place in Video Experience: measures the quality of on -demand streaming 1st Place in Live Video Experience: measures the quality of real -time broadcasts 1st Place in Time on Network: measures the amount of time users remain connected to the network 1st Place in 5G Availability: evaluates users’ actual access to the 5G network +5.2% +11.2% Announced as IoC, Dividends and Buyback through December R$ 4.7 Bln of Capex to Net Revenue in 2025 YoY evolution in Postpaid Revenue in 2025 YoY increase in Mobile Service Revenue in 2025 +5.4% 17.1% YoY growth of Service Revenue in 2025 YoY expansion of OpCF * in 2025 (Margin of 22.7%) +15.7% Expansion of Mobile Service Revenue supported by the strong performance of the Postpaid segment Continuously E nhancing Our Network Quality and Brand Perception Mobile Service Revenue (R$ Mln; % YoY ) +4.8% Solid execution in 2025, with continuous improvements across business verticals and efficiency Ensuring Our Leadership in 5G Coverage o Largest 5G mobile coverage in Brazil, with 1,089 cities served by the country's most awarded 5G network; o Network swap 100% completed in São Paulo and Minas Gerais; o Expansion of the network swap program to modernize 6,500 sites in the largest capitals of the country by 2027. A year of achievements in B2B Coverage Expanding Our Presence Across All Verticals o Achievement of R$ 1 billion in contracted revenue; o More than 26 million hectares covered with 4G (+33% YoY); o Over 10,000 km of roads covered (+83% YoY) and more than 472,000 public lighting points sold (+39% YoY); o Progress in the Mining vertical with contracts signed with the largest mining companies in Brazil; o More than 569,000 vehicles sold with an Internet access point integrated into the TIM network. RESULTS CONFERENCE February 11th, 2026, at : 10:00 a.m. (BRT) / 8:00 a.m. (US EST) Livestream (Zoom): Click here 4Q25 EARNINGS RELEASE Classificado como Uso Interno 4Q25 EARNINGS RELEASE FINANCIAL AND OPERATIONAL HIGHLIGHTS * Normalized EBITDA according to the items outlined in the Costs section (+R $26.8 million in 4Q25, +R$1.1 million in 2Q25, +R$19.0 million in 1Q25, and +R $10.0 million in 4Q24). Normalized Net Income according to the items outlined in the Costs section and by non -recurring effects in Income Tax and Social Contribution (-R$9.1 million in 4Q25, -R$387k in 2Q25, -R$6.5 million in 1Q25, and -R$3.4 million in 4Q24). EBITDA -AL excluding the impact of site decommissioning fines . 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY FINANCIAL (R$ million) Net Revenues 6,920 6,631 4.4% 6,711 3.1% 26,625 25,448 4.6% Services Revenues 6,665 6,343 5.1% 6,534 2.0% 25,856 24,587 5.2% Mobile Service 6,305 6,015 4.8% 6,203 1.7% 24,519 23,256 5.4% Fixed Service 359 328 9.4% 331 8.6% 1,337 1,331 0.4% Normalized* Operating Expenses (3,248) (3,285) -1.1% (3,242) 0.2% (13,048) (12,823) 1.8% Normalized* EBITDA 3,672 3,346 9.7% 3,469 5.8% 13,577 12,625 7.5% Normalized* EBITDA Margin 53.1% 50.5% 2.6p.p. 51.7% 1.4p.p. 51.0% 49.6% 1.4p.p. Normalized* Net Income 1,349 1,055 27.9% 1,208 11.7% 4,343 3,160 37.4% Capex (1,347) (1,375) -2.0% (974) 38.3% 4,541 4,550 -0.2% Normalized* EBITDA-AL - Capex 1,574 1,227 28.3% 1,738 -9.4% 6,032 5,214 15.7% OPERATIONAL ('000) Mobile Customer Base 61,974 62,058 -0.1% 62,619 -1.0% 61,974 62,058 -0.1% Prepaid 29,226 31,857 -8.3% 30,275 -3.5% 29,226 31,857 -8.3% Postpaid 32,748 30,202 8.4% 32,344 1.2% 32,748 30,202 8.4% TIM Ultrafibra Customer Base 850 790 7.6% 823 3.3% 850 790 7.6% Description RESULTS CONFERENCE February 11th, 2026, at : 10:00 a.m. (BRT) / 8:00 a.m. (US EST) Livestream (Zoom): Click here This document is the property of TIM S.A. All rights reserved © RE CENT AND SUBSEQUENT EVENTS Shareholder Remuneration On December 16, 2025, the Board of Directors of TIM S.A. approved the distribution of Interest on Capital in the amount of R$420 million, in addition to approving the distribution of Dividends totaling R$1,790 million. For further details, please visit TIM S.A.’s Investor Relations website: Filings Cancellation of Treasury Shares On December 16, 2025, TIM S.A. informed the market that the Company’s Board of Directors approved the cancellation of 28,678,509 treasury shares, without reducing the Company’s capital stock, which had been repurchased under its Share Buyback Program. Foll owing the cancellation, the Company’s capital stock is now divided into 2,392,125,889 common shares. For further details, please visit TIM S.A.’s Investor Relations website: Filing s V8. Tech Acquisition On November 27, 2025, TIM S.A. informed the market that the Company’s Board of Directors approved the execution of a Share Purchase Agreement (“Agreement”) for the acquisition of 100% of the share capital of V8 Consulting S.A. (“V8. Tech”). The transaction reinforces TIM’s B2B strategy, significantly enhancing the Company’s ability to offer comprehensive digital transformation solutions. On January 30, 2026, the company completed the acquisition of 100% of V8 Tech’s share capital. For further details, pleas e visit TIM S.A.’s Investor Relations website : Filing s This document is the property of TIM S.A. All rights reserved © FINANCIAL HIGHLIGHTS Opera tional Revenue S ervice Revenue ends the year with growth above inflation Total Net Revenue grew 4.4% YoY in 4Q25, while Service Revenue increased 5.1% YoY , reflecting the consistent performance of the Mobile Services line during the period and the recovery of Ultrafibra’s growth. In 2025, Total Net Revenue and Service Revenue rose 4.6% YoY and 5.2% YoY , respectively, driven by the solid performance of Mobile Service Revenue in 2025, outperforming the 2025 inflation rate (IPCA 2025: 4.26%) 1. Breakdown of the Mobile Segment (net of taxes and deductions): Mobile Service Revenue (“MSR”) increased 4.8% YoY in 4Q25, totaling R$6,305 million. The result was driven by another positive quarter in the postpaid segment, along with a slowdown in the pace of decline in the prepaid segment. The continu ous focus on customer monetization led Mobile ARPU (average monthly revenue per user) to reach a new record level of R$33.7, representing a 4.2% YoY increase. For the full year, MSR grew 5.4% YoY . Client Generated Revenue (“CGR”), which represents MSR excluding interconnection, customer platform, and other revenues, increased 6.3% YoY, totaling R$5,897 million in 4Q25 . The performance primarily reflects revenue growth from TIM customers (postpaid and prepaid) and from “non ‑TIM” customers (international roaming and others), a line that benefited during the quarter mainly from the increase in roaming revenues. In 2025, CGR grew 6.3% YoY . Interconnection Revenue (ITX) decreased 3.5% YoY in 4Q25, mainly due to lower incoming traffic. For the full year, this line showed a 1.0% reduction in annual comparison. 1 LTM IPCA ended December 2025; Source: IBG E. 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Total Net Revenue 6,920 6,631 4.4% 6,711 3.1% 26,625 25,448 4.6% Services Revenue 6,665 6,343 5.1% 6,534 2.0% 25,856 24,587 5.2% Mobile Service 6,305 6,015 4.8% 6,203 1.7% 24,519 23,256 5.4% Client Generated 5,897 5,549 6.3% 5,819 1.3% 22,961 21,605 6.3% Interconnection 82 85 -3.5% 89 -7.8% 345 349 -1.0% Customer Platform 48 117 -59.3% 30 58.4% 129 219 -41.2% Others 279 264 5.7% 264 5.3% 1,084 1,083 0.0% Fixed Service 359 328 9.4% 331 8.6% 1,337 1,331 0.4% of which TIM Ultrafibra 238 224 6.2% 228 4.5% 910 921 -1.2% Product Revenue 255 288 -11.3% 177 44.2% 769 860 -10.6% Description This document is the property of TIM S.A. All rights reserved © Customer Platform Revenue totaled R$48 million in 4Q25, declining 59.3% YoY, mainly impacted by a more challenging comparison base, as last year the Company recognized revenues from the partnership with EXA, a partnership focused on digital services for mobile and insurance . In 2025, this line decreased 41.2% YoY. The Other Revenues line increased 5.7% YoY in 4Q25, due to several effects that impacted the line in this quarter . In 2025, this line remained stable on a year ‑over ‑year basis. Below is the breakdown of performance by mobile customer profile: Postpaid Revenue recorded another quarter of robust expansion, increasing 9.5% YoY in 4Q25 , with Postpaid ARPU reaching R$43.3 (+0.6% YoY) and Postpaid ARPU ex ‑M2M reaching R$54.8 (+3.1% YoY) . The result was supported by: (i) the continued focus on migrating the customer base to higher ‑value plans, with an 11.9% increase in migrations from prepaid to postpaid and a 12.0% increase in migrations from control plans to pure postpaid; (ii) churn levels under control , which remained practically stable throughout the year (0.8% in Postpaid ex ‑M2M); and (iii) the annual price adjustments. In 2025, Postpaid Revenue grew 11.2% YoY . Prepaid Revenue continued to show a deceleration in its decline, recording a 6.5% YoY drop in 4Q25, with Prepaid ARPU reaching R$14.8 (+0.6% YoY), reflecting the stabilization of recharge levels despite the ongoing migration of clients to postpaid plans. In 2025, Prepaid Revenue fell 9.3% YoY. Breakdown of the Fixed Segment (net of taxes and deductions): Fixed Service Revenue (“FSR”) increased 9.4% YoY in 4Q25. TIM Ultrafibra recorded 6.2% YoY growth, with ARPU FTTH reaching R$95. 2 (+3.6% YoY). The recovery in growth reflects the Company’s efforts throughout the year to enhance its operations – a strategy that has already shown signs of improvement in recent months, supported by net additions growth , which closed the quarter with the inclusion of more than 27 ,000 new customers, totaling over 60 ,000 new customers for the year. In 2025, FSR grew 0.4% YoY, while TIM Ultrafibra declined 1.2% YoY. Breakdown of Product Revenue (net of taxes and deductions): Product Revenue decreased 11.3% YoY in 4Q25, mainly due to a lower sales volume, as our Black Friday offers were concentrated on higher ‑value products. In 2025, this line declined 10.6% YoY. -10.9% -10.6% -8.9% -6.5% 1Q25 2Q25 3Q25 4Q25 Prepaid Revenue Growth This document is the property of TIM S.A. All rights reserved © Operating Costs and Expenses Disciplined cost management with tangible results * Operating Costs normalized by: legal advisory service expenses related to the acquisition of V8.Tech (+R$25.8 million in 4Q25 ) and to the settlement of the dispute with the former financial services partner (+R$1.0 million in 4Q25, +R$1.1 million in 2Q25, and +R$19.0 million in 1Q25), as well as expenses associated with the price adjustment in the I ‑Systems sale agreement (+R$10.0 million in 4Q24). Normalized Operating Costs and Expenses totaled R$3,248 million in 4Q25, a decrease of 1.1% YoY. This result once again reinforces the effectiveness of the actions implemented by the Company to enhance efficiency and maintain strict control over Opex. In 2025, this line increased 1.8% YoY, remaining considerably below the inflation rate recorded for the year (IPCA 2025: 4.26%) 2. Breakdown of Normalized Costs and Expenses: Personnel ‑related costs decreased 7.8% YoY in 4Q25 , mainly due to a change in the understanding of the tax treatment applied to the collection of taxes on overtime hours . In 2025, th e line recorded a slight 0.2% YoY reduction, reflecting the same effects mentioned above, partially offset by annual adjustments to salaries and benefits . The Selling and Marketing line recorded a slight 0.3% YoY reduction in 4Q25 , explained by: (i) lower Fistel expenses, due to Fistel credits recognition ; and (ii) the decrease in customer ‑management ‑related costs, which continue to be positively influenced by the Company ’s digitalization initiatives and showed significant progress throughout the year, such as the 36% YoY growth in digital sales and the 10 p.p. YoY increase in PIX penetration within digital payment methods. In 2025, the line declined 3.0% YoY as a result of the same factors previously mentioned and a favorable comparison base, due to the sponsorship of the Rock in Rio event in 2024. The Network and Interconnection expense group decreased 4.0% YoY in 4Q25 , mainly due to: (i) a reduction in traffic costs related to international roaming services; and (ii) a slowdown in the growth pace 2 LTM IPCA ended December 2025; Source: IBGE . 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Reported Operating Expenses (3,275) (3,295) -0.6% (3,242) 1.0% (13,095) (12,833) 2.0% Normalized* Operating Expenses (3,248) (3,285) -1.1% (3,242) 0.2% (13,048) (12,823) 1.8% Personnel (360) (390) -7.8% (387) -7.0% (1,484) (1,486) -0.2% Selling & Marketing (906) (908) -0.3% (961) -5.7% (3,781) (3,899) -3.0% Network & Interconnection (1,146) (1,194) -4.0% (1,211) -5.4% (4,926) (4,508) 9.3% General & Administrative (209) (240) -12.8% (190) 10.1% (818) (883) -7.4% Cost Of Goods Sold (COGS) (363) (341) 6.3% (235) 54.2% (1,062) (1,104) -3.8% Bad Debt (201) (181) 10.8% (191) 4.9% (766) (693) 10.5% Other operational revenues (expenses) (63) (30) 110.8% (65) -3.8% (211) (249) -15.2% Normalized* Operating Expenses Ex-COGS (2,885) (2,944) -2.0% (3,006) -4.0% (11,986) (11,718) 2.3% Description This document is the property of TIM S.A. All rights reserved © of the content ‑provider line, supported by cost ‑optimization efforts involving digital content providers, whose contract renegotiations have helped ease pressure on this line. In 2025, this line increased 9.3% YoY, impacted by the combination of higher expenses related to international roaming services and content providers. Normalized 3 General and Administrative (G&A) expenses decreased by 12.8% YoY in 4Q25 , reflecting the reduction in spending on outsourced services and the discount obtained under an agreement with a supplier specializing in IT projects. In 2025, this line declined 7.4% YoY, due to the previously mentioned factors. Cost of Goods Sold (COGS) increased 6.3% YoY in 4Q25 , explained by the Company’s strategy of focusing on higher ‑value products during the Black Friday period, which resulted in a higher acquisition cost. In 2025, COGS decreased 3.8% YoY, due to the decline in product revenue. Bad Debt increased 10.8% YoY in 4Q25 , due to the expansion of the revenue base exposed to delinquency (+9.5% growth in postpaid revenues ). Nevertheless, the Bad Debt to Gross Revenue ratio remained at a healthy level (1.9% in 4Q25, stable compared to the same period of the previous year) , once again demonstrating the effectiveness of TIM ’s collection strategies. In 2025, Bad Debt grew 10.5% YoY. Normalized 4 Other Operating Expenses (Income) increased 110.8% YoY in 4Q25 , due to an unfavorable comparison base, as the same period of the previous year recorded a significant reduction in provisions for contingencies related to tax proceedings (Note 23 of the Financial Statements). In 2025, this line decreased 15.2%, driven by a reduction in civil and regulatory contingency provisions. 3 General and Administrative Expenses line recorded a non ‑recurring impact of R$ 25.8 million in 4Q25, related to legal advisory service costs associated with the acquisition of V8.Tech, and R$ 1.0 million in 4Q25, R$ 1.1 million in 2Q25, and R$ 19.0 million in 1Q25, related to legal advisory service costs associ ated with the conclusion of the dispute with the former financial services partner, respectively . 4 Operating Expenses (Income) line recorded a non ‑recurring impact of R$ 1.1 million in 2Q25, related to contractual adjustments with legal advisory firms in connection with the conclusion of the dispute with the former financial services partner, and R$ 10.0 million in 4Q2 4, related to expenses associate d with the price adjustment in the I ‑Systems sale agreement . This document is the property of TIM S.A. All rights reserved © From EBITDA to Net Income Cost discipline throughout the year supported another quarter of solid EBITDA growth and resulted in a record Margin * Normalized EBITDA according to the items outlined in the Costs section (+R$26.8 million in 4Q25, +R$1.1 million in 2Q25, +R$1 9.0 million in 1Q25, and +R$10.0 million in 4Q24). Normalized Net Income according to the items outlined in the Costs section and b y non ‑recurring effects in Income Tax and Social Contribution ( ‑R$9.1 million in 4Q25, ‑R$387 thousand in 2Q25, ‑R$6.5 million in 1Q25, and ‑R$3.4 million in 4Q24). 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY Normalized (R$ million) Normalized* EBITDA 3,672 3,346 9.7% 3,469 5.8% 13,577 12,625 7.5% Normalized* EBITDA Margin 53.1% 50.5% 2.6p.p. 51.7% 1.4p.p. 51.0% 49.6% 1.4p.p. Normalized* EBITDA-AL 2,921 2,602 12.3% 2,712 7.7% 10,573 9,764 8.3% Normalized* EBITDA-AL Margin 42.2% 39.2% 3.0p.p. 40.4% 1.8p.p. 39.7% 38.4% 1.3p.p. Depreciation & Amortization (1,777) (1,725) 3.0% (1,779) -0.1% (7,078) (7,026) 0.7% Depreciation (1,273) (1,247) 2.1% (1,284) -0.8% (5,115) (5,109) 0.1% Amortization (504) (478) 5.4% (495) 1.9% (1,962) (1,917) 2.4% Equity in Earnings (30) (22) 33.0% (26) 16.2% (108) (83) 30.6% Normalized* EBIT 1,865 1,598 16.7% 1,665 12.0% 6,391 5,517 15.8% Normalized* EBIT Margin 27.0% 24.1% 2.8p.p. 24.8% 2.1p.p. 24.0% 21.7% 2.3p.p. Net Financial Results (366) (450) -18.6% (445) -17.6% (1,784) (1,884) -5.3% Financial Expenses (866) (741) 16.8% (824) 5.1% (3,350) (2,817) 18.9% Normalized* Financial Income 496 245 102.2% 362 37.2% 1,630 862 89.1% Net Exchange Variation 3 46 -92.5% 18 -81.0% (64) 71 n.a. Normalized* EBT 1,499 1,148 30.5% 1,221 22.8% 4,607 3,632 26.8% Normalized* Income Tax and Social Contribution (150) (94) 60.0% (13) 1052.8% (264) (472) -44.1% Normalized* Net Income 1,349 1,055 27.9% 1,208 11.7% 4,343 3,160 37.4% Total Normalized Items (18) (7) 167.9% - n.a. (31) (7) 369.3% Reported (R$ million) Reported EBITDA 3,645 3,336 9.3% 3,469 5.1% 13,530 12,615 7.2% Reported EBITDA Margin 52.7% 50.3% 2.4p.p. 51.7% 1.0p.p. 50.8% 49.6% 1.2p.p. Reported EBIT 1,838 1,588 15.7% 1,665 10.4% 6,344 5,507 15.2% EBIT Margin 26.6% 24.0% 2.6p.p. 24.8% 1.7p.p. 23.8% 21.6% 2.2p.p. Net Financial Results (366) (450) -18.6% (445) -17.6% (1,784) (1,884) -5.3% Income Before Taxes 1,472 1,138 29.3% 1,221 20.6% 4,560 3,622 25.9% Income Tax and Social Contribution (141) (90) 55.9% (13) 982.6% (248) (469) -47.1% Reported Net Income 1,331 1,048 27.0% 1,208 10.2% 4,312 3,154 36.7% Description This document is the property of TIM S.A. All rights reserved © EBITDA 6F 5 (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings ) Normalized EBITDA totaled R$3,672 million in 4Q25, an increase of 9.7% YoY . This result led the Normalized EBITDA Margin to the highest level in the Company’s history, reaching 53.1% (+2.6 p.p. YoY), setting a record for the Company. This milestone reflects the combination of consistent growth in service revenue and disciplined management of operating cost control. In 2025, Normalized EBITDA grew 7.5% YoY, closer to the top of the expected target range for the year , with a Normalized EBITDA Margin of 51.0% (+1.4 p.p. YoY). EBITDA A fter Leases (AL) By incorporating the effects of leases into EBITDA, Normalized 6 EBITDA ‑AL ( “After Lease ”) once again recorded double ‑digit growth, increasing 12.3% YoY in 4Q25 and reaching a Margin of 42.2% (+3.0 p.p. YoY) . This result reflects the strong operational performance and the positive effects of our efficiency plan, which maintained lease levels practically stable throughout the year. In 2025, Normalized EBITDA ‑AL grew 8.3% YoY, with a Normalized EBITDA ‑AL Margin of 39.7% (+1.3 p.p. YoY) . 5 EBITDA normalized according to the items outlined in the “Costs” section . 6 Excludes the impact of penalties imposed during site decommissioning. EBITDA -AL +12.3% 4Q25 % YoY : Margin 4Q25: +42.2% EBITDA +9.7% 4Q25 % YoY : Margin 4Q25: +53.1% This document is the property of TIM S.A. All rights reserved © Depreciation and Amortization (D&A) The D&A line increased 3.0% YoY in 4Q25 , driven by higher depreciation of transmission equipment and increased amortization of software. In 2025, D&A registered a slight increase of 0.7% YoY , mainly explained by the above ‑mentioned amortization, although partially offset by stable depreciation levels. Net Financial Result Net Financial Result was negative at R$ 366 million in 4Q25, showing an 18.6% YoY improvement compared to 4Q24 . The improvement is explained by higher yields from financial investments, supported by a more robust cash position and the increase in the interest rate over the past 12 months, combined with the favorable mark ‑to‑market effect of derivative contracts, although partially limited by the increase in interest expenses on leases. In 2025, the Financial Result improved 5.3% YoY , due to the same factors previously mentioned , in addition to the appreciation of the 5G Fund, although partially affected by the termination of the strategic financial services partnership . 4Q25 4Q24 %YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Depreciation (1,273) (1,247) 2.1% (1,284) -0.8% (5,115) (5,109) 0.1% of which Depreciation of Leases (428) (426) 0.5% (421) 1.5% (1,687) (1,765) -4.4% Amortization (504) (478) 5.4% (495) 1.9% (1,962) (1,917) 2.4% Total D&A (1,777) (1,725) 3.0% (1,779) -0.1% (7,078) (7,026) 0.7% Description 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Cash Items (397) (411) -3.3% (466) -14.7% (1,752) (1,809) -3.2% Financial Debt Interest (Net of Derivatives) (85) (71) 20.7% (94) -8.9% (344) (303) 13.3% Interest related to Cash & Cash Equivalents 239 130 83.8% 225 6.2% 806 418 92.7% Net Leases Interest (419) (353) 18.9% (409) 2.5% (1,588) (1,404) 13.1% Others (131) (117) 12.1% (188) -30.0% (626) (520) 20.4% Non-Cash Items 31 (39) n.a. 21 45.8% (32) (75) -57.3% Mark-to-market from Derivative 31 (41) n.a. 21 45.8% 56 (96) n.a. C6 Mark-to-market - - n.a. - n.a. (166) 20 n.a. Others - 1 n.a. - n.a. 78 1 5210.1% Net Financial Result (366) (450) -18.6% (445) -17.6% (1,784) (1,884) -5.3% Description This document is the property of TIM S.A. All rights reserved © Income Tax and Social Contribution In the Normalized 7 basis , Income Tax and Social Contribution (“IR/CS”) totaled -R$150 million in 4Q25 (effective tax rate of -10.0%), compared to -R$94 million in 4Q24 (effective tax rate of -8.1%). The variation is mainly explained by an increase in taxable income and by a lower distribution of Interest on Capital compared with the same quarter of the previous year. In 2025, IR/CS totaled -R$264 million, compared to -R$472 million in 2024, also influenced by the higher volume of Interest on Capital declared in 2025, the increase in tax benefits, and the effect of the termination agreement of the strategic financial services partnership. Net Income Normalized 8 Net Income totaled R$1,349 million in 4Q25, reaching record levels with double ‑digit growth (+27.9% YoY). This performance increased Normalized Earnings per Share (EPS) to R$0.56 in 4Q25, compared to R$0.44 in 4Q24. In 2025, Normalized Net Income expanded 37.4% YoY , totaling R$ 4,343 million in the year . INVESTMENTS AND CASH FLOW Capex Investment efficiency enhancing operating cash generation Capex totaled R$1,347 million in 4Q25, a decrease of 2.0% YoY , reflecting a lower allocation to network infrastructure compared to the same period of the previous year, which drove the Capex ‑to‑Net Revenue ratio down to 19.5% ( ‑1.3 p.p. YoY) . Investment intensity remained aligned with the strategic plan, and, in October, TIM reaffirmed its leadership by becoming the first operator to reach 1,000 cities with 5G in Brazil. In 2025, Capex totaled R$ 4,541 million, remaining practically stable compared to the p revious year and within the target set . The Capex over Revenues ratio reduced to 17.1% in 2025. 7 The Income Tax and Social Contribution line recorded non ‑recurring effects totaling -R$9.1 million in 4Q25, -R$387 thousand in 2Q25, -R$6.5 million in 1Q25, and -R$3.4 million in 4Q24 . 8 Normalized Net Income according to the items outlined in the “From EBITDA to Net Income” section . 4Q25 4Q24 %YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Network 871 906 -3.9% 667 30.7% 3,188 3,169 0.6% IT & Others 475 469 1.4% 307 54.7% 1,353 1,382 -2.1% Capex 1,347 1,375 -2.0% 974 38.3% 4,541 4,550 -0.2% Capex/ Net Revenue 19.5% 20.7% -1.3p.p. 14.5% 4.9p.p. 17.1% 17.9% -0.8p.p. Description This document is the property of TIM S.A. All rights reserved © Cash Flow * The variation in Working Capital and Income Tax excludes the impacts related to EXA in 4Q24 (Note 12 of the Financial Stateme nts). ** Incentives on lease payments were recognized in accordance with the agreed contractual terms, reducing the disbursement amoun t for the period (+R$53.7 million in 4Q25, +R$20.4 million in 3Q25, +R$3.8 million in 1Q25, +R$9.9 million in 4Q24, +R$14.1 million in 3Q24, +R$31.6 million in 2Q24, and +R$33.9 million in 1Q24). Normalized EBITDA ( -) Capex totaled R$2,325 million in 4Q25, an increase of 17.9% YoY. Returning the effects of leases, Normalized 9 EBITDA ‑AL ( -) Capex amounted to R$1,574 million, expanding 28.3% YoY and resulting in a Margin of 22.8% (+4.2 p.p. YoY) . In 2025, Normalized EBITDA ( -) Capex grew 11.9% YoY and Normalized EBITDA ‑AL ( -) Capex increased 15.7% YoY, with a Margin of 22.7%. Operating Free Cash Flow (“OpFCF ”) totaled R$2,106 million in 4Q25, a reduction of R$248 million ( - 10.6% YoY) compared to the same quarter of 2024. The decline in OpFCF reflects a lower contribution from the ‘working capital and income tax variation’ line, due to : (i) a more challenging comparative base in accounts receivable, resulting from the EXA impact in 4Q24 and inventory levels — as last year we faced device supply constraints in 4Q24; (ii) the initiatives implemented throughout the year, which contributed positively to the dynamic s; and (iii) accounts receivable that remain influenced by B2B clients. The overall effect was offset by strong operating cash generation, driven by EBITDA ( -) Capex. In 2025, OpFCF amounted to R$5,349 million, a robust increase of 16.0% YoY, supported by a 15.7% YoY rise in EBITDA - AL minus Capex and a lower volume of lease ‑related fine payments associated with the accelerated site decommissioning process. 9 Normalized EBITDA -AL, adjusted for the items indicated in the section ‘From EBITDA to Net Income’ and excluding the impact of penalties applied during site decommissioning. For further details, please refer to Annex 4 – EBITDA After Lease. 4Q25 4Q24 %YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Reported EBITDA 3,645 3,336 9.3% 3,469 5.1% 13,530 12,615 7.2% Capex (1,347) (1,375) -2.0% (974) 38.3% (4,541) (4,550) -0.2% Reported EBITDA - Capex 2,299 1,962 17.2% 2,496 -7.9% 8,988 8,065 11.4% Δ Working Capital and Income Tax* 574 1,331 -56.9% 111 418.5% (508) (245) 107.2% Leases Payment** (767) (939) -18.3% (786) -2.4% (3,132) (3,209) -2.4% of which Fines (3) (177) -98.5% (3) -23.1% (37) (287) -87.0% Operating Free Cash Flow 2,106 2,354 -10.6% 1,820 15.7% 5,349 4,610 16.0% Description Operating Cash Flow +28.3% 4Q25 % YoY : Margin 4Q25: +22.8% This document is the property of TIM S.A. All rights reserved © Cash Position Cash and Marketable Securities positions totaled R$5,885 million at the end of December 2025, representing a 3.4% YoY increase, driven by operating cash generation during the period. It is noteworthy that the full payment of the TFF (Operating Inspection Fee), which is part of the Fistel fee, has been suspended since 2020. The total amount recorded as of December 31, 2025, was R$4.3 billion, comprising R$3.2 billion in principal and R$1.1 billion in accrued interest. This document is the property of TIM S.A. All rights reserved © DEBT Debt Profile Net Debt Long -Term Debt by Maturity Total Debt post ‑hedge (including net derivatives in the amount of R$283 million) totaled R$16,997 million at the end of December 2025 , an increase of R$791 million vs. 4Q24. The increase in debt results from the combination of higher lease liabilities and the partial reduction in total financial debt. Currency Interest Rate Maturity Short-term Long-term Total R$ million Debentures BRL IPCA + 4,0432% p.a. 06/28 685 1,364 2,049 BNDES Finame BRL IPCA + 4.2283% p.a. 11/31 56 274 330 BNB BRL IPCA + 1.2228% a 1.4945% p.a. 02/28 185 215 400 Total Financial Debt 926 1,853 2,779 License (5G) BRL Selic 12/40 69 902 971 Total Debt Before Lease 994 2,755 3,750 Total Lease BRL IPCA/IGP-M (13.38% p.a.) 04/50 1,669 11,862 13,531 Total Debt 2,663 14,617 17,280 *Weighted average interest rate of leasing contracts. Issuances 4Q25 3Q25 2Q25 1Q25 R$ million Short-Term Debt 926 955 951 339 Long-Term Debt 1,853 1,900 1,955 2,669 Total Debt 2,779 2,855 2,906 3,008 Cash and Cash Equivalents + Market Sec (5,885) (6,529) (5,474) (5,327) Net Derivatives-ex C6 (283) (195) (214) (152) Net Debt (3,389) (3,868) (2,781) (2,471) License (5G) 971 1,015 989 966 Net Debt AL (2,418) (2,853) (1,792) (1,505) Total Lease 13,531 13,264 13,075 12,555 Total Net Debt 11,112 10,411 11,283 11,050 Net Debt AL /Normalized EBITDA AL* -0.23x -0.28x -0.18x -0.15x Net Debt Total/Normalized EBITDA 0.82x 0.79x 0.87x 0.86x Description *LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings. Pro-Forma Including IFRS 9, 15 & 16 R$ million 2027 990 2,576 2028 838 2,561 2029 124 1,672 2030 124 1,273 After 2030 678 6,535 Total Debt 2,755 14,617 Year This document is the property of TIM S.A. All rights reserved © * In 4Q25, TIM made consistent progress in its digital strategy, expanding the TIM Data portfolio with the launch of the Device Swap and KYC Tenure APIs, developed within the GSMA Open Gateway ecosystem and fully compliant with the LGPD. The TIM Ads platform maintained its accelerated growth trajectory, driven by the continuous increase in campaign volume and the expansion of its advertiser base, securing three new large -scale contracts. The quarter was also marked by advances in TIM Ads' inventory, with the arrival of RCS on iOS in partnership with Google. By strengthening its data, API, and digital advertising offerings, TIM reinforces its leadership in delivering services that combine connectivity, intelligence, and security. CUSTOMER PLATFORM Digital Ecosystem Mobile Advertising and Data Monetization Security Services Healthcare Services Financial Services TIM expanded its portfolio of customer protection services with the launch of EXA Seguros Celular, a coverage solution that protects against theft, robbery, and accidental damage. The product is available for purchase at TIM’s proprietary stores nationwide, offering a simplified experience: 100% digital enrollment, direct billing on the invoic e, and immediate activation with no waiting period. Under the Total Protection Insurance offering, customers benefit from fast device replacement, specialized support, and greater peace of mind in everyday usage. The initiative expands TIM’s value ecosystem and captures unmet demand in a segment with high growth potential. In its partnership with Cartão de Todos , TIM redesigned its offering strategy based on customers’ consumption profiles, enhancing both value and accessibility. The new model provides a 30% discount on monthly fees and the enrollment charge, in addition to an exclusive cashback benefit that can be used for medical appointments, the purchase of medications, and other essential services. This evolution has increased the product’s attractiveness and has already resulted in more than 280 thousand subscriptions since the beginning of the partnership . In October 2025, TIM launched, in partnership with KSK, a company with extensive experience in the segment , its consortium offering aimed at expanding non ‑core revenues. The product stands out for its interest ‑free model, with credit letters ranging from R$2 thousand to R$10 thousand, and for competitive benefits, including discounts of up to 70% on the first installment and monthly prize draws. Enrollment is fully digital, simplifying the customer experience. T he initiative reinforces TIM ’s diversification strategy, supports device renewal, and strengthens the Company’s service ecosystem. This document is the property of TIM S.A. All rights reserved © ~26.2 Mln >472k Smart light spots sold (+39% YoY ) 10,259 Km covered in highways (+83% YoY ) MINING INTERNET OF CARS OTHERS … as well as leading operators in adjacent sectors Major Mining Players in Brazil +569k vehicles with embedded Internet Hotspot Testing new products : • F1 broadcast in São Paulo • Porsche Cup Carnival in Rio de Janeiro AGRIBUSINESS UTILITIES LOGISTICS total hectares covered with 4G (+33% YoY ) TIM IS RAMPING UP PRESENCE IN ALL VERTICALS Connectivity as enabler of developments in key verticals In B2B contracted revenue reached R$ 1 Bln BUSINESS -TO -BUSINESS (B2B) Total contracted B2B revenue reached R$ 1 billion in 4Q25, with 37% contributed by the Agricultural sector, 38% from Logistics initiatives, and 2 0% from projects focused on the Utilities sector. R$ 1 Bln Total Contra cted Revenue ~26.2 Mln >472k Smart light spots sold (+39% YoY ) 10,259 Km covered in highways (+83% YoY ) MINING INTERNET OF CARS OTHERS … as well as leading operators in adjacent sectors Major Mining Players in Brazil +569k vehicles with embedded Internet Hotspot Testing new products : • F1 broadcast in São Paulo • Porsche Cup • Carnival in Rio de Janeiro AGRIBUSINESS UTILITIES LOGISTICS total hectares covered with 4G (+33% YoY ) TIM IS RAMPING UP PRESENCE IN ALL VERTICALS Connectivity as enabler of developments in key verticals In B2B contracted revenue reached R$ 1 Bln This document is the property of TIM S.A. All rights reserved © OPERATIONAL INDICATORS 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY Mobile Customer Base ('000) 61,974 62,058 -0.1% 62,619 -1.0% 61,974 62,058 -0.1% Prepaid 29,226 31,857 -8.3% 30,275 -3.5% 29,226 31,857 -8.3% Postpaid 32,748 30,202 8.4% 32,344 1.2% 32,748 30,202 8.4% Postpaid ex-M2M 25,694 24,238 6.0% 25,378 1.2% 25,694 24,238 6.0% Mobile Net Adds ('000) (645) (91) 609.4% 426 n.a. (84) 810 n.a. Postpaid ex-M2M Net Adds ('000) 316 357 -11.6% 414 -23.8% 1,455 1,659 -12.3% Mobile ARPU (R$) 33.7 32.3 4.2% 33.1 1.6% 32.8 31.4 4.6% Prepaid 14.8 14.7 0.6% 14.6 1.6% 14.4 14.8 -2.8% Postpaid 43.3 43.1 0.6% 44.1 -1.7% 43.9 43.1 1.8% Postpaid ex-M2M 54.8 53.2 3.1% 55.5 -1.3% 55.0 52.7 4.3% Monthly Churn (%) 3.2% 3.0% 0.3p.p. 2.8% 0.4p.p. 3.0% 2.9% 0.1p.p. Market Share 22.9% 23.6% -0.7p.p. 23.2% -0.3p.p. 22.9% 23.6% -0.7p.p. Prepaid 30.9% 31.2% -0.3p.p. 31.4% -0.5p.p. 30.9% 31.2% -0.3p.p. Postpaid 18.6% 18.7% -0.1p.p. 18.7% -0.1p.p. 18.6% 18.7% -0.1p.p. Postpaid ex-M2M 21.0% 21.3% -0.3p.p. 21.1% -0.1p.p. 21.0% 21.3% -0.3p.p. TIM Ultrafibra Customer Base ('000) 850 790 7.6% 823 3.3% 850 790 7.6% FTTH 840 752 11.7% 808 3.9% 840 752 11.7% TIM Ultrafibra ARPU (R$) 95.7 95.5 0.2% 94.7 1.1% 94.8 97.2 -2.5% Description This document is the property of TIM S.A. All rights reserved © ENVIRONMENTAL, SOCIAL AND GOVERNANCE 4Q25 ESG Highlights Environmental o For the third consecutive year, TIM achieved the highest score, A, in the CDP Climate Change, remaining in the select “A List” group of companies recognized as global leaders in climate change management. CDP, an international non -profit organization, oper ates one of the most rigorous environmental reporting systems, and among more than 22,000 organizations assessed, 877 (4%) received the top score, including only 30 Brazilian companies. o As part of the Distributed Generation project, TIM ended the 4th quarter with 137 power plants in operation. The project is responsible for supplying more than 17 thousand sites with the use of renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity purchased by TIM comes from renewable sources (with the acquisition of I -RECs). o TIM ended the 4th quarter with 1,885 active biosites on its network. These structures, similar to a common pole, offer a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick insta llation. Social o In October, TIM became the first operator in the country to achieve the milestone of 100% of neighborhoods in the 27 state capitals connected to 5G, covering about 75% of the urban population and more than 120 million people. The municipality chosen to mar k this achievement was Paracatu, in Minas Gerais, known for mining and agriculture. Three years after the launch of 5G in Brazil, TIM is ahead of Anatel’s targets. In just the last year, 5G data volume grew by 50%, and average traffic reached 40% in the ca pitals. o Present at the Comandante Ferraz Antarctic Station (EACF) since 2022, TIM signed an agreement with the Navy, the Ministry of Communications, and Anatel to boost connectivity on the continent through 5G technology. In 2025 alone, more than 180 researchers f rom 29 projects selected by the National Council for Scientific and Technological Development (CNPq) carried out research at the Brazilian station. Starting in 2026, survey and study data will be transmitted in real time. o In December, the TIM Institute launched the second edition of the “Strengthening Networks” program, which provides a new investment of R$ 1 million, allocated to up to 10 organizations within the Gerando Falcões Network. Financial support can reach up to R $ 100,000 per project and may be directed to organizations and initiatives that leverage technology and social innovation as drivers of productive inclusion, digital education, and territorial empowerment. o One of the main companies in the agribusiness sector, AGT partnered with TIM to connect more than 140,000 hectares of its new plant in Mato Grosso do Sul. A producer of sugarcane and grains, as well as operating in orange cultivation and concentrated juice production, AGT seeks through digital transformation to boost productivity, reduce costs, and connect machines and equipment, This document is the property of TIM S.A. All rights reserved © optimizing integration between field and plant. The expansion of connectivity also benefited around 100,000 people in the region, including schools, daycare centers, health posts, and hospitals. Governan ce o TIM was the only telecommunications company to be recognized by B3 during COP30, in Belém, for simultaneously being part of the three main ESG indices in the Brazilian market: ISE, ICO2, and IDIVERSA. In the latter index, it was selected for the third consecutive year as the sole representative of the sector. The tribute highlighted the Company’s commitment to sustainable practices and reinforced the importance of the ESG agenda as a fundamental pillar of the business. o For the third consecutive time, TIM has been recognized as one of the Best Companies to Work for in Technology by Great Place To Work® Brazil, which highlights the country’s 30 leading companies among 791 organizations evaluated. The Company was also recognized in the Mental Health category, reinforcing the importance of initiatives focused on care, inclusion, and employee well - being. o With the goal of fostering technological innovation in urban management, public safety, mobility, and the environment, the City of Rio de Janeiro, through the Rio Operations Center (COR -Rio), signed a technical cooperation agreement with TIM. The initiative aims to implement connectivity solutions using technologies such as 5G, Internet of Things (IoT), and Artificial Intelligence. o TIM was highlighted in the 100 Open Startups Ranking as one of the leading companies driving entrepreneurship and innovation in Brazil. Published since 2016 by 100 Open Startups, the ranking recognizes the startups most attractive to the corporate market, as well as the corporations leading in open innovation, expanding their recognition and attracting new business opportunities. To access the quarterly ESG report, please go to: Filings Awards and Achievements: Recognized by S&P for a decade of international commitment to ESG indices: Active contribution and S&P Global ESG score of 81 For the third consecutive year, TIM has been recognized as a climate leader on CDP’s ‘A List’ The only telecom operator listed on B3’s ESG indices: transparent climate -management reporting and sustainability fully integrated into the business, maintaining its position in the ISE B3 portfolio for 17 years This document is the property of TIM S.A. All rights reserved © Legal Disclaimer The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Br azilian Corporate Law (Law 6,404/76). Comparisons refer to the fourth quarter (“4Q25”) and the twelve months of 2025, except where otherwise indicated. This document may contain forward ‑looking statements. These are not statements of historical fact and reflect the beliefs and expectations of the Company ’s management. The words “anticipates, ” “believes, ” “estimates, ” “expects, ” “forecasts, ” “plans, ” “predicts, ” “projects, ” “targets, ” and similar expressions are intended to identify such statements, which necessarily involve known and unknown risks and uncertainties, whether or not foreseen by the Company. Therefore, the Company ’s future operating results may differ from current expectation s, and readers of this disclosure should not base their assumptions solely on the information provided herein. Forward ‑looking statements reflect only the opinions as of the date on which they are made, and the Company is not obligated to update them in light of new information or future developments. INVESTOR RELATIONS CONTACTS E-mail: ri@timbrasil.com.br Investor Relations : ri.tim.com.br EXHIBITS Exhibit 1: Balance Sheet Exhibit 2: Income Statement Exhibit 3: Cash Flow Statement Exhibit 4: EBITDA After Lease The Complete Financial Statements, including the Explanatory Notes, are available on the Company’s Investor Relations website This document is the property of TIM S.A. All rights reserved © EXHIBIT 1 – TIM S.A. Balance Sheet 4Q25 4Q24 % YoY 3Q25 % QoQ R$ million ASSETS 56,939 56,327 1.1% 57,371 -0.8% CURRENT ASSETS 13,464 12,663 6.3% 14,086 -4.4% Cash and cash equivalents 3,610 3,259 10.8% 3,674 -1.7% Marketable securities 2,274 2,434 -6.6% 2,855 -20.3% Trade accounts receivable 4,902 4,678 4.8% 5,014 -2.2% Inventories 357 294 21.7% 353 1.1% Recoverable income and social contribution taxes 69 111 -38.3% 64 8.1% Recoverable taxes, fees and contributions 1,139 946 20.4% 964 18.2% Prepaid expenses 329 281 17.3% 444 -25.8% Derivative financial instruments 452 380 19.0% 396 14.3% Leases 34 34 1.1% 35 -1.7% Other assets 297 246 20.7% 288 3.2% NONCURRENT 43,475 43,664 -3.8% 43,285 0.4% Noncurrent assets 4,451 4,626 -3.8% 4,372 1.8% Marketable securities 26 15 72.8% 24 10.9% Accounts receivable 137 138 -0.4% 118 15.9% Recoverable income and social contribution taxes 258 215 20.3% 244 6.0% Recoverable taxes, fees and contributions 912 907 0.5% 906 0.6% Deferred income and social contribution taxes 1,356 1,082 25.3% 1,336 1.5% Judicial deposits 677 678 -0.1% 705 -3.9% Prepaid expenses 340 281 21.0% 308 10.6% Derivative financial instruments - 523 n.a. - - Leases 200 207 -3.2% 206 -2.9% Other financial assets 514 551 -6.6% 496 3.7% Other assets 29 30 -1.4% 31 -4.1% Permanent Assets 39,024 39,039 -0.04% 38,913 0.3% Investment 1,260 1,368 -7.9% 1,290 -2.3% Property, plant and equipment 23,171 22,815 1.6% 23,106 0.3% Intangible assets 14,593 14,855 -1.8% 14,517 0.5% LIABILITIES 56,939 56,327 1.1% 57,371 -0.8% CURRENT LIABILITIES 15,201 12,827 18.5% 14,679 3.6% Suppliers 5,139 4,987 3.0% 4,221 21.7% Loans and financing 926 348 165.7% 955 -3.1% Lease liabilities 1,703 1,630 4.5% 1,606 6.1% Derivative financial instruments 169 224 -24.8% 201 -16.1% Payroll and related charges 361 353 2.3% 350 3.3% Income tax and social contribution payable 162 47 247.8% 66 144.9% Taxes, fees and contributions payable 4,856 3,889 24.9% 4,643 4.6% Dividends and interest on shareholders’ equity payable 1,219 672 81.6% 1,949 -37.4% Authorizations payable 322 299 7.5% 313 2.8% Deferred revenues 260 280 -7.5% 259 0.3% Other liabilities 86 98 -12.9% 116 -26.3% NON CURRENT LIABILITIES 17,761 17,095 3.9% 17,480 1.6% Loans and financing 1,853 2,687 -31.0% 1,900 -2.5% Lease liabilities 12,062 10,946 10.2% 11,900 1.4% Income tax and social contribution payable 19 - n.a. 12 55.5% Taxes, fees and contributions payable 33 38 -13.3% 34 -1.5% Provision for legal and administrative proceedings 1,560 1,564 -0.3% 1,481 5.3% Pension plan and other postemployment benefits 4 3 29.6% 3 29.6% Authorizations to pay 1,160 1,180 -1.8% 1,208 -4.0% Deferred revenues 506 559 -9.5% 514 -1.6% Obligations to shareholders 534 24 2126.1% 377 41.9% Other liabilities 29 92 -69.0% 51 -43.6% SHAREHOLDERS' EQUITY 23,977 26,405 -9.2% 25,213 -4.9% Capital 13,478 13,478 - 13,478 - Capital reserves 388 373 4.1% 384 1.1% Income reserves 10,193 12,559 -18.8% 10,016 1.76% Equity valuation adjustments (3) (2) 29.6% (2) - Treasury stocks (79) (3) 2176.1% (343) -77.1% Net Income for the period - - - 1,681 n.a. Description This document is the property of TIM S.A. All rights reserved © EXHIBIT 2 – TIM S.A. Income Statement * Normalized EBITDA according to the items outlined in the Costs section (+R$26.8 million in 4Q25, +R$1.1 million in 2Q25, +R$1 9.0 million in 1Q25, and +R$10.0 million in 4Q24). Normalized Net Income according to the items outlined in the Costs section and b y non ‑recurring effects in Income Tax and Social Contribution ( ‑R$9.1 million in 4Q25, ‑R$387 thousand in 2Q25, ‑R$6.5 million in 1Q25, and ‑R$3.4 million in 4Q24). 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Net Revenues 6,920 6,631 4.4% 6,711 3.1% 26,625 25,448 4.6% Services Revenues 6,665 6,343 5.1% 6,534 2.0% 25,856 24,587 5.2% Mobile Service 6,305 6,015 4.8% 6,203 1.7% 24,519 23,256 5.4% Client Generated 5,897 5,549 6.3% 5,819 1.3% 22,961 21,605 6.3% Interconnection 82 85 -3.5% 89 -7.8% 345 349 -1.0% Customer Platform 48 117 -59.3% 30 58.4% 129 219 -41.2% Others 279 264 5.7% 264 5.3% 1,084 1,083 0.05% Fixed Service 359 328 9.4% 331 8.6% 1,337 1,331 0.4% of which TIM UltraFibra 238 224 6.2% 228 4.5% 910 921 -1.2% Products Revenues 255 288 -11.3% 177 44.2% 769 860 -10.6% Operating Expenses (3,275) (3,295) -0.6% (3,242) 1.0% (13,095) (12,833) 2.0% EBITDA 3,645 3,336 9.3% 3,469 5.1% 13,530 12,615 7.2% EBITDA Margin 52.7% 50.3% 2.4p.p. 51.7% 1.0p.p. 50.8% 49.6% 1.2p.p. Depreciation & Amortization (1,777) (1,725) 3.0% (1,779) -0.1% (7,078) (7,026) 0.7% Depreciation (1,273) (1,247) 2.1% (1,284) -0.8% (5,115) (5,109) 0.1% Amortization (504) (478) 5.4% (495) 1.9% (1,962) (1,917) 2.4% Equity in Earnings (30) (22) 33.0% (26) 16.2% (108) (83) 30.6% EBIT 1,838 1,588 15.7% 1,665 10.4% 6,344 5,507 15.2% EBIT Margin 26.6% 24.0% 2.6p.p. 24.8% 1.7p.p. 23.8% 21.6% 2.2p.p. Net Financial Results (366) (450) -18.6% (445) -17.6% (1,784) (1,884) -5.3% Financial Expenses (866) (741) 16.8% (824) 5.1% (3,350) (2,817) 18.9% Financial Income 496 245 102.2% 362 37.2% 1,630 862 89.1% Net Exchange Variation 3 46 -92.5% 18 -81.0% (64) 71 n.a. Income before taxes 1,472 1,138 29.3% 1,221 20.6% 4,560 3,622 25.9% Income Tax and Social Contribution (141) (90) 55.9% (13) 982.6% (248) (469) -47.1% Net Income 1,331 1,048 27.0% 1,208 10.2% 4,312 3,154 36.7% R$ million Net Revenues 6,920 6,631 4.4% 6,711 3.1% 26,625 25,448 4.6% Services Revenues 6,665 6,343 5.1% 6,534 2.0% 25,856 24,587 5.2% Mobile Service 6,305 6,015 4.8% 6,203 1.7% 24,519 23,256 5.4% Client Generated 5,897 5,549 6.3% 5,819 1.3% 22,961 21,605 6.3% Interconnection 82 85 -3.5% 89 -7.8% 345 349 -1.0% Customer Platform 48 117 -59.3% 30 58.4% 129 219 -41.2% Others 279 264 5.7% 264 5.3% 1,084 1,083 0.05% Fixed Service 359 328 9.4% 331 8.6% 1,337 1,331 0.4% of which TIM UltraFibra 238 224 6.2% 228 4.5% 910 921 -1.2% Products Revenues 255 288 -11.3% 177 44.2% 769 860 -10.6% Operating Expenses (3,248) (3,285) -1.1% (3,242) 0.2% (13,048) (12,823) 1.8% Personnel (360) (390) -7.8% (387) -7.0% (1,484) (1,486) -0.2% Selling & Marketing (906) (908) -0.3% (961) -5.7% (3,781) (3,899) -3.0% Network & Interconnection (1,146) (1,194) -4.0% (1,211) -5.4% (4,926) (4,508) 9.3% General & Administrative (209) (240) -12.8% (190) 10.1% (818) (883) -7.4% Cost Of Goods Sold (COGS) (363) (341) 6.3% (235) 54.2% (1,062) (1,104) -3.8% Bad Debt (201) (181) 10.8% (191) 4.9% (766) (693) 10.5% Other Operational Revenues (Expenses) (63) (30) 110.8% (65) -3.8% (211) (249) -15.2% EBITDA 3,672 3,346 9.7% 3,469 5.8% 13,577 12,625 7.5% EBITDA Margin 53.1% 50.5% 2.6p.p. 51.7% 1.4p.p. 51.0% 49.6% 1.4p.p. Net Financial Results (366) (450) -18.6% (445) -17.6% (1,784) (1,884) -5.3% Income Tax and Social Contribution (150) (94) 60.0% (13) 1052.8% (264) (472) -44.1% Net Income 1,349 1,055 27.9% 1,208 11.7% 4,343 3,160 37.4% Total Normalized Items (18) (7) 167.9% - n.a. (31) (7) 369.3% NORMALIZED* REPORTED Description This document is the property of TIM S.A. All rights reserved © EXHIBIT 3 – TIM S.A. Cash Flow Statement s * Normalized EBT (“Earnings Before Taxes”) according to the items outlined in the Costs section (+R$26.8 million in 4Q25, +R$1. 1 million in 2Q25, +R$19.0 million in 1Q25, and +R$10.0 million in 4Q24). 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Initial Cash Balance 3,674 2,287 60.6% 2,995 22.7% 3,259 3,078 5.9% Earnings Before Taxes Normalized* 1,499 1,148 30.5% 1,221 22.8% 4,607 3,632 26.8% Non recurring operating items (27) (10) 167.9% - n.a. (47) (10) 369.3% Depreciation & Amortization 1,777 1,725 3.0% 1,779 -0.1% 7,078 7,026 0.7% Equity in earnings 30 22 33.0% 26 16.2% 108 83 30.6% Residual value of property, plant and equipment and intangible written off 1 6 -79.1% 7 -83.5% 15 14 6.7% Interest on asset retirement obligation 1 4 -84.0% 0.4 51.5% 3 12 -76.0% Provision for legal and administrative proceedings 104 60 73.5% 72 44.4% 267 277 -3.5% Monetary adjustments to deposits, administrative and legal proceedings 74 57 30.1% 17 333.0% 60 176 -66.0% Interest, monetary and exchange variations of borrowings and other financial adjustments 95 177 -46.4% 250 -62.1% 775 750 3.4% Yield from securities (102) (59) 74.6% (100) 2.2% (362) (182) 99.1% Lease interest payable 427 360 18.5% 416 2.4% 1,617 1,433 12.9% Lease interest receivable (7) (7) 1.0% (7) -1.3% (29) (28) 1.9% Provision for expected credit losses 201 181 10.8% 191 4.9% 766 693 10.5% Result from operations with other derivatives - - - - n.a. 166 - n.a. Long-term incentive plans 4 (1) n.a. 1 291.8% 17 22 -24.0% Decrease (increase) in operating assets (481) (224) 114.7% 188 n.a. (1,167) (1,285) -9.2% Trade accounts receivable (549) (534) 2.6% 119 n.a. (988) (1,606) -38.5% Taxes and contributions recoverable (27) 72 n.a. (61) -56.6% 11 344 -96.9% Inventory (4) 89 n.a. 5 n.a. (64) 38 n.a. Prepaid expenses 82 102 -20.0% 114 -28.1% (107) (185) -41.8% Judicial deposit 23 (2) n.a. (4) n.a. 31 32 -3.6% Other current assets (8) 50 n.a. 15 n.a. (49) 91 n.a. Increase (decrease) in operating liabilities 739 1,082 -31.7% (269) n.a. (121) (191) -36.7% Payroll and related charges 12 (30) n.a. 17 -29.2% 8 (33) n.a. Suppliers 899 1,295 -30.6% (255) n.a. 185 304 -39.1% Taxes, charges and contributions 109 43 153.4% 185 -40.9% 485 375 29.2% Authorizations payable (69) (63) 9.7% - n.a. (59) (164) -63.9% Payments for legal and administrative proceedings (94) (73) 29.1% (95) -1.3% (362) (319) 13.6% Deferred revenues (7) (3) 137.1% (50) -85.3% (74) (61) 21.3% Other current liabilities (110) (87) 26.4% (70) 57.1% (304) (294) 3.4% Income tax and social contribution paid (62) - n.a. (89) -30.6% (312) (90) 247.6% Net Cash (used in) from operations 4,271 4,521 -5.5% 3,703 15.3% 13,440 12,332 9.0% Capex (1,347) (1,375) -2.0% (974) 38.3% (4,541) (4,550) -0.2% Redemption of marketable securities 2,589 1,135 128.1% 1,435 80.4% 8,003 7,196 11.2% Investment on marketable securities (1,908) (1,466) 30.2% (1,713) 11.4% (7,492) (7,493) 0.0% Capital allocation in 5G Fund - - - - - (85) (131) -35.3% Receipt - Agreement with Bank C6 468 - n.a. - n.a. 520 - n.a. Others 14 8 79.1% 9 61.9% 35 24 43.9% Net cash used in investment activities (184) (1,698) -89.2% (1,243) -85.2% (3,561) (4,954) -28.1% New loans - - - - - - 503 n.a. Amortization of loans (78) (126) -37.8% (86) -8.6% (387) (1,413) -72.6% Interest paid - Loans (47) (51) -8.0% (5) 760.1% (106) (144) -25.9% Payment of lease liability (385) (572) -32.6% (381) 1.1% (1,563) (1,839) -15.0% Interest paid on lease liabilities (435) (377) 15.6% (425) 2.4% (1,646) (1,460) 12.8% Lease incentives 54 10 443.6% 20 163.1% 78 89 -12.9% Income in stock split/ reverse split operation - - n.a. 456 n.a. 456 - n.a. Payments in stock split/ reverse split operation (0.2) - n.a. (79) -99.8% (79) - n.a. Derivative financial instruments (92) (40) 130.7% (11) 772.8% (170) (169) 1.0% Dividends and interest on shareholder's equity paid (2,772) (724) 283.1% (961) 188.4% (5,360) (2,720) 97.1% Purchase of treasury shares, net of disposals (392) 27 n.a. (308) 27.2% (748) (45) 1562.7% Net cash used in financing activities (4,150) (1,852) 124.0% (1,781) 133.0% (9,528) (7,197) 32.4% Cash Flow (63) 971 n.a. 679 n.a. 352 181 94.4% Final Cash Balance 3,610 3,259 10.8% 3,674 -1.7% 3,610 3,259 10.8% Description This document is the property of TIM S.A. All rights reserved © EXHIBIT 4 – TIM S.A. EBITDA After Lease * Normalized EBITDA according to the items outlined in the Costs section (+R$26.8 million in 4Q25, +R$1.1 million in 2Q25, +R$1 9.0 million in 1Q25, and +R$10.0 million in 4Q24). 4Q25 4Q24 % YoY 3Q25 % QoQ 2025 2024 % YoY R$ million Normalized EBITDA* 3,672 3,346 9.7% 3,469 5.8% 13,577 12,625 7.5% Total Lease Impact over Normalized EBITDA (751) (744) 0.9% (758) -0.9% (3,003) (2,861) 5.0% Lease Payment (821) (948) -13.4% (806) 1.8% (3,210) (3,299) -2.7% Excluding decomissioning fines 3 177 -98.5% 3 -23.1% 37 287 -87.0% Other Lease effects 67 27 150.2% 45 48.9% 169 151 12.2% Normalized EBITDA-AL 2,921 2,602 12.3% 2,712 7.7% 10,573 9,764 8.3% Normalized EBITDA-AL Margin 42.2% 39.2% 3.0p.p. 40.4% 1.8p.p. 39.7% 38.4% 1.3p.p. Capex (1,347) (1,375) -2.0% (974) 38.3% (4,541) (4,550) -0.2% Normalized EBITDA-AL - Capex 1,574 1,227 28.3% 1,738 -9.4% 6,032 5,214 15.7% Normalized EBITDA-AL Margin - Capex 22.8% 18.5% 4.2p.p. 25.9% -3.1p.p. 22.7% 20.5% 2.2p.p. Description

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer